Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

February 1, 2011

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549

Re:           Active Health Foods, Inc.
Amendment #7 to Registration Statement on Form S-1
Filed January 18, 2011
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated January 27, 2011.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

_________________________________________

General

1.
We note the signatures on page 61, the legal opinion filed as Exhibit 5.1 and the consents filed as Exhibits 23.1 and 23.2 are not currently dated.  Please amend your filing to include an updated opinion, signatures and consents.

RESPONSE:  Your comment is duly noted and the updates have been completed in the amended S-1.

SEC/Dougherty
2/1/11

Notes 7 – Common Stock Issuances, page 56

2.
In your response to our prior comment number two you stated you utilized the intrinsic value method to determine the value of employee share-based payments.  However, we note your modified footnote disclosure states “the shares were valued based on the estimated fair market value of the services provided.”  Please modify your disclosure as necessary to clarify these two apparently contradictory statements.

Additionally, unless the fair values you disclose are based on quoted market prices, please discontinue your use of ‘fair market value’ and instead refer to these values as ‘fair values’ or ‘estimated fair values’, or other appropriate moniker.

RESPONSE:  Your comment is duly noted and after several clarifying discussions with the Commission, the Company has modified its disclosure with respect to the share issuances so as to more clearly state that the shares issued to non-employees were valued based on the fair value of the services provided, as opposed to the shares issued to employees, which were separately valued utilizing the intrinsic value method.  Additionally, the Company has amended its disclosures so as to discontinue the use of the term “fair market value,” pursuant to the Commission’s request.

It is our hope that the responses in this correspondence adequately address your concerns and comments.  If any further questions or comments should arise, please feel free to contact me.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President